UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Immune Design Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45252L 103

(CUSIP Number)

Peter Svennilson

The Column Group, LP

1700 Owens Street, Suite 500

San Francisco, CA 94158

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 45252L 103

1.	Name of Reporting Person The Column Group, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 3,161,942(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,161,942(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,161,942(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.0%(2)
14.	Type of Reporting Person (See Instructions): PN

(1)	The Column Group, LP (“TCG LP”) has sole voting and dispositive control over 3,161,942 shares of common stock, par value $0.001 per share (“Common Stock”), of Immune Design Corp. (the “Issuer”), except that The Column Group GP, LP (“TCG GP”), the general partner of TCG LP, and Peter Svennilson (“Svennilson”) and David V. Goeddel (“Goeddel”), the managing partners of TCG GP, may be deemed to share dispositive and voting power over such stock.
(2)	The percentage set forth in row (13) is based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering (as defined herein) exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentage set forth in row (13) would be 6.6%.

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CUSIP No. 45252L 103

1.	Name of Reporting Person The Column Group GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,161,942(3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,161,942(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,161,942(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.0%(4)
14.	Type of Reporting Person (See Instructions): PN

(3)	TCG GP is the general partner of TCG LP and shares voting and dispositive power over the shares of Common Stock held by TCG LP.
(4)	The percentage set forth in row (13) is based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering (as defined herein) exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentage set forth in row (13) would be 6.6%.

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CUSIP No. 45252L 103

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 800,000(5)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 800,000(5)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 800,000(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.8%(6)
14.	Type of Reporting Person (See Instructions): PN

(5)	The Column Group II, LP (“TCG II LP”) has sole voting and dispositive control over 800,000 shares of Common Stock, except that The Column Group II GP, LP (“TCG II GP”), the general partner of TCG II LP, and Svennilson and Goeddel, the managing partners of TCG II GP, may be deemed to share dispositive and voting power over such stock.
(6)	The percentage set forth in row (13) is based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentage set forth in row (13) would be 1.7%.

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CUSIP No. 45252L 103

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 800,000(7)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 800,000(7)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 800,000(7)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.8%(8)
14.	Type of Reporting Person (See Instructions): PN

(7)	TCG II GP is the general partner of TCG II LP and shares voting and dispositive power over the shares of Common Stock held by TCG II LP.
(8)	The percentage set forth in row (13) is based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentage set forth in row (13) would be 1.7%.

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CUSIP No. 45252L 103

1.	Name of Reporting Person Ponoi Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 2,681,000(9)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,681,000(9)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,681,000(9)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.9%(10)
14.	Type of Reporting Person (See Instructions): PN

(9)	Ponoi Capital, LP (“Ponoi LP”) has sole voting and dispositive control over 2,681,000 shares of Common Stock, except that Ponoi Management, LLC (“Ponoi LLC”), the general partner of Ponoi LP, and Svennilson, Goeddel and Tim Kutzkey (“Kutzkey”), the managing partners of Ponoi LLC, may be deemed to share dispositive and voting power over such stock.
(10)	The percentage set forth in row (13) is based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentage set forth in row (13) would be 5.6%.

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CUSIP No. 45252L 103

1.	Name of Reporting Person Ponoi Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,681,000(11)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,681,000(11)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,681,000(11)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.9%(12)
14.	Type of Reporting Person (See Instructions): OO

(11)	Ponoi LLC is the general partner of Ponoi LP and shares voting and dispositive power over the shares of Common Stock held by Ponoi LP.
(12)	The percentage set forth in row (13) is based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentage set forth in row (13) would be 5.6%.

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CUSIP No. 45252L 103

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 40,220(13)
	8.	Shared Voting Power: 6,642,942(14)
	9.	Sole Dispositive Power: 40,220(13)
	10.	Shared Dispositive Power: 6,642,942(14)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,683,162(14)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.8%(15)
14.	Type of Reporting Person (See Instructions): IN

(13)	Svennilson, as a director of the Issuer, received options to purchase 4,281, 7,339, 9,300, 9,300 and 10,000 shares, exercisable on December 19, 2014, June 27, 2015, January 1, 2016, January 4, 2017 and January 4, 2018, respectively.
(14)	Svennilson is a managing partner of TCG GP, TCG II GP and Ponoi LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG II LP and Ponoi LP.
(15)	The percentage set forth in row (13) is based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentage set forth in row (13) would be 13.9%.

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CUSIP No. 45252L 103

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,642,942(16)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,642,942(16)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,642,942(16)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.7%(17)
14.	Type of Reporting Person (See Instructions): IN

(16)	Goeddel is a managing partner of TCG GP, TCG II GP and Ponoi LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG II LP and Ponoi LP.
(17)	The percentage set forth in row (13) is based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentage set forth in row (13) would be 13.8%.

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CUSIP No. 45252L 103

1.	Name of Reporting Person Tim Kutzkey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,681,000(18)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,681,000(18)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,681,000(18)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.9%(19)
14.	Type of Reporting Person (See Instructions): IN

(18)	Kutzkey is a managing partner of Ponoi LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP.
(19)	The percentage set forth in row (13) is based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentage set forth in row (13) would be 5.6%.

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SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 3 supplements and amends the Schedule 13D that was originally filed on August 4, 2014, as amended by Amendment No. 1 to Schedule 13D that was filed on April 22, 2015 and Amendment No. 2 to Schedule 13D that was filed on September 20, 2016 (the “Amended Statement”), to reflect changes resulting from (a) the purchase by Ponoi LP (as defined below) of common stock, par value $0.001 per share (the “Common Stock”), of Immune Design Corp., a Delaware corporation (the “Issuer”), in connection with a follow-on public offering by the Issuer completed on October 27, 2017 (the “Follow-On Offering”), (b) the increase in the number of outstanding shares of Common Stock in connection with the Follow-On Offering and (c) the issuance to Mr. Svennilson of options to purchase shares of the Issuer’s Common Stock. Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background

Items 2(a), (b) and (c) of the Amended Statement are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is being filed by (i) The Column Group, LP, a Delaware limited partnership (“TCG LP”), (ii) The Column Group GP, LP, a Delaware limited partnership (“TCG GP”), (iii) The Column Group II, LP, a Delaware limited partnership (“TCG II LP”), (iv) The Column Group II GP, LP, a Delaware limited partnership (“TCG II GP”), (v) Ponoi Capital, LP, a Delaware limited partnership (“Ponoi LP”), (vi) Ponoi Management, LLC, a Delaware limited liability company (“Ponoi LLC”) and (vi) Peter Svennilson, David V. Goeddel and Tim Kutzkey (collectively referred to as the “Managing Partners”). Mr. Svennilson and Mr. Goeddel are the Managing Partners of TCG GP and TCG II GP, and Mr. Svennilson, Mr. Goeddel and Mr. Kutzkey are the Managing Partners of Ponoi LLC. The Managing Partners, TCG LP, TCG GP, TCG II LP, TCG II GP, Ponoi LP and Ponoi LLC are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b) The principal executive offices of TCG LP, TCG GP, TCG II LP, TCG II GP, Ponoi LP, Ponoi LLC, and the business address of each of the Managing Partners, are located at 1700 Owens Street, Suite 500, San Francisco, California 94158.

(c) The principal business of each of TCG LP, TCG II LP and Ponoi LP is making venture capital investments. TCG GP’s principal business is acting as general partner of TCG LP. TCG II GP’s principal business is acting as general partner of TCG II LP. Ponoi LLC’s principal business is acting as general partner of Ponoi LP. Each of Mr. Svennilson’s and Mr. Goeddel’s principal business is acting as a managing partner of TCG GP, TCG II GP, Ponoi LLC and The Column Group III GP, LP, an affiliate of TCG GP, TCG II GP and Ponoi LLC. Mr. Kutzkey’s principal business is acting as a managing partner of Ponoi LLC.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended by deleting the last paragraph and adding the following in lieu thereof:

As consideration for his service as a director of the Issuer, Mr. Svennilson received options to purchase 40,220 shares of Common Stock. The options are held by Mr. Svennilson individually.

On October 27, 2017, Ponoi LP purchased 2,681,000 shares of Common Stock in the Follow-On Offering. The aggregate purchase price of the shares purchased by Ponoi LP was $10,992,100. Ponoi LP received the funds used to purchase the Common Stock from capital contributions made to Ponoi LP by its partners for investment purposes.

Item 4. Purpose of Transaction

Item 4 of the Amended Statement is hereby amended by adding the following at the beginning thereof:

Ponoi LP purchased the aforementioned Common Stock for investment purposes.

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Item 5. Interest in Securities of the Issuer

Items 5(a), (b), (c) and (d) of the Amended Statement are hereby amended and restated in their entirety as follows:

(a) As of the date hereof, TCG LP directly holds 3,161,942 shares of Common Stock, representing 7.0% of the Issuer’s outstanding Common Stock. As the general partner of TCG LP, TCG GP beneficially owns an aggregate of 3,161,942 shares of Common Stock, representing 7.0% of the Issuer’s outstanding Common Stock. TCG II LP directly holds 800,000 shares of Common Stock, representing 1.8% of the Issuer’s outstanding Common Stock. As the general partner of TCG II LP, TCG II GP beneficially owns an aggregate of 800,000 shares of Common Stock, representing 1.8% of the Issuer’s outstanding Common Stock. Ponoi LP directly holds 2,681,000 shares of Common Stock, representing 5.9% of the Issuer’s outstanding Common Stock. As the general partner of Ponoi LP, Ponoi LLC beneficially owns an aggregate of 2,681,000 shares of Common Stock, representing 5.9% of the Issuer’s outstanding Common Stock. Mr. Svennilson, as a Managing Partner of TCG GP, TCG II GP and Ponoi LLC and a director of the Issuer, beneficially owns 6,683,162 shares of Common Stock, representing 14.8% of the Issuer’s outstanding Common Stock. Mr. Goeddel, as a Managing Partner of TCG GP, TCG II GP and Ponoi LLC, beneficially owns 6,642,942 shares of Common Stock, representing 14.7% of the Issuer’s outstanding Common Stock. Mr. Kutzkey, as a Managing Partner of Ponoi LLC, beneficially owns 2,681,000 shares of Common Stock, representing 5.9% of the Issuer’s outstanding Common Stock.

The percentages set forth in this Item 5 are based on the 45,090,065 outstanding shares of Common Stock as of October 27, 2017, as disclosed in the Issuer’s final prospectus dated October 24, 2017, as filed with the SEC on October 25, 2017. If the underwriters for the Follow-On Offering exercise their option to purchase an additional 2,925,000 shares of Common Stock, the percentages set forth in this paragraph would decrease as disclosed on the cover pages of this Statement.

(b) TCG LP has sole voting and dispositive control over 3,161,942 shares of Common Stock, TCG II LP has sole voting and dispositive control over 800,000 shares of Common Stock and Ponoi LP has sole voting and dispositive control over 2,681,000 shares of Common Stock. Except as noted in Item 5(c), none of the other Reporting Persons own any securities of the Issuer directly. TCG GP, as general partner of TCG LP, shares the power to direct the voting and disposition of the 3,161,942 shares owned by TCG LP and may be deemed to beneficially own the shares owned by TCG LP. TCG II GP, as general partner of TCG II LP, shares the power to direct the voting and disposition of the 800,000 shares owned by TCG II LP and may be deemed to beneficially own the shares owned by TCG II LP. Ponoi LLC, as general partner of Ponoi LP, shares the power to direct the voting and disposition of the 2,681,000 shares owned by Ponoi LP and may be deemed to beneficially own the shares owned by Ponoi LP. By virtue of their positions as managing partners of TCG GP and TCG II GP, each of Mr. Svennilson and Mr. Goeddel may be deemed to share the power to direct the voting and disposition of the 3,161,942 shares owned by TCG LP and the 800,000 shares owned by TCG II LP and may be deemed to beneficially own the shares owned by such entities. By virtue of their positions as managing partners of Ponoi LLC, each Managing Partner may be deemed to share the power to direct the voting and disposition of the 2,681,000 shares owned by Ponoi LP and may be deemed to beneficially own the shares owned by Ponoi LP.

(c) On January 4, 2017, Mr. Svennilson, as a director of the Issuer, received options to purchase 10,000 shares of the Issuer’s Common Stock at an exercise price of $5.60 per share and exercisable on January 4, 2018. On January 4, 2016, Mr. Svennilson, as a director of the Issuer, received options to purchase 9,300 shares of the Issuer’s Common Stock at an exercise price of $19.39 per share and exercisable on January 4, 2017. On January 7, 2015, Mr. Svennilson, as a director of the Issuer, received options to purchase 9,300 shares of the Issuer’s Common Stock at an exercise price of $31.00 per share and exercisable on January 1, 2016. On June 27, 2014, Mr. Svennilson, as a director of the Issuer, received options to purchase 7,339 shares of the Issuer’s Common Stock at an exercise price of $8.92 per share and exercisable on June 27, 2015. On December 19, 2013, Mr. Svennilson, as a director of the Issuer, received options to purchase 4,281 shares of the Issuer’s Common Stock at an exercise price of $1.23 per share and exercisable on December 19, 2014.

(d) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Statement is hereby amended by deleting the last paragraph and adding the following in lieu thereof:

The Issuer, along with its directors and executive officers and certain other stockholders, including TCG LP and TCG II LP, have agreed with the underwriters for the Follow-On Offering that, for a period of 90 days following October 24, 2017, they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Common Stock (including any shares issued in the Follow-On Offering), or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or later acquired, owned directly or with respect to which they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The representatives of the underwriters, on behalf of the underwriters, may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Lock-up Agreement attached as Exhibit B to the Underwriting Agreement, a copy of which is filed as exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 25, 2017 and is incorporated by reference.

Item 7. Material to be filed as Exhibits

Item 7 of the Amended Statement is hereby amended to replace Exhibit A as follows:

A.	Joint Filing Statement.

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit B of exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36561), filed with the SEC on October 25, 2017).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as October 30, 2017

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Peter Svennilson
Peter Svennilson

By:	/s/ David V. Goeddel
David V. Goeddel

By:	/s/ Tim Kutzkey
Tim Kutzkey

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